PRESS RELEASE

GOLDCORP INVESTS IN MADISON ENTERPRISES CORP.

Toronto, March 4, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce that it has purchased (as part of a brokered private placement) 5,000,000 units of Madison Enterprises Corp. (“Madison”)  (MNP:TSX Venture Exchange) at a price of CDN$0.20 per unit.  Each unit consists of one common share and one half share purchase warrant, with each whole warrant providing the right to purchase one common share at a price of CDN$0.25 per share until February 24, 2004.  The issued shares in addition to any shares acquired on the exercise of the warrants are subject to a hold period which expires on June 24, 2003.

Upon closing of this transaction Goldcorp will own 6.9% of the outstanding shares of Madison.  Assuming Goldcorp exercises all of its warrants the Company will own 10.06% of Madison on a partially diluted basis.  These units were purchased for investment purposes.  Madison intends to use the proceeds of this private placement to fund its ongoing exploration activities in its primary areas of focus which include Nevada.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:

Corporate Office:

Chris Bradbrook                                                 145 King Street West

Vice President, Corporate Development              Suite 2700

Telephone: (416)865-0326

                         Toronto, Ontario

Fax: (416)361-5741                                            M5H 1J8

e-mail: info@goldcorp.com

                         website: www.goldcorp.com